VIST FINANCIAL CORP.
1240 Broadcasting Road
Wyomissing, Pennsylvania 19610

November 23, 2009

VIA EDGAR

Kathryn McHale, Esquire

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 4561

Washington, D.C. 20549-4561

Re:          VIST Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2008

            (Filed March 6, 2009)

File No. 000-14555

Dear Ms. McHale:

We acknowledge receipt of the Staff’s comment letter dated September 8, 2009 on the above-referenced filing.  Pursuant to our conversations with the Staff, we confirm that we are in the process of completing the response and expect to file the response on or before December 4, 2009.

Please contact me at (610) 603-7251 with any questions.

Very truly yours,

/s/ Edward C. Barrett
Edward C. Barrett
Chief Financial Officer